Matthews International Funds

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

(415) 788-7553

January 10, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Matthews International Funds, d/b/a Matthews Asia Funds
File No. 333-281860
Registration Statement on Form N-14

Ladies and Gentlemen:

Matthews International Funds, d/b/a Matthews Asia Funds (the “Registrant”), hereby withdraws the registration statement amendment on Form N-14 submitted on December 30, 2024 (SEC Accession No. 0001193125-24-286709). That filing was inadvertently made on form type N-14/A rather than POS EX. That exhibits-only filing has been resubmitted using the correct form type POS EX.

Very truly yours,

Matthews International Funds

By:	/s/ J. Cooper Abbott
J. Cooper Abbott President and Principal Executive Officer